Brookfield

Brookfield Renewable Partners L.P.

Q3 2020 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2020
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 is provided as of November 4, 2020. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares ("exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. ("TerraForm Power") pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the "TerraForm Power acquisition"). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.
Simultaneously with the closing of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with the certain indirect subsidiaries of Brookfield to transfer to Brookfield Renewable the power to vote their respective shares held of TerraForm Power. As a result, Brookfield Renewable controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s book value in TerraForm Power. The combined results of TerraForm Power that was not owned by Brookfield Renewable will be presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2020 Highlights	1	Part 5 – Liquidity and Capital Resources	20
		Capitalization and available liquidity	20
Part 2 – Financial Performance Review on Consolidated Information	4	Borrowings	21
		Consolidated statements of cash flows	23
		Shares and units outstanding	25
Part 3 – Additional Consolidated Financial Information	6	Dividends and distributions	25
Summary consolidated statements of financial position	6	Contractual obligations	26
Related party transactions	7	Off-statement of financial position arrangements	26
Equity	9
		Part 6 – Selected Quarterly Information	27
Part 4 – Financial Performance Review on Proportionate Information	11	Summary of historical quarterly results	27

Proportionate results for the three months ended September 30	12	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	32
Reconciliation of non-IFRS measures	16
Contract profile	19	Part 8 – Presentation to Stakeholders and Performance Measurement	34

		Part 9 – Cautionary Statements	38

PART 1 – Q3 2020 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Operational information
Capacity (MW)	19,363	18,042	19,363	18,042
Total generation (GWh)
Long-term average generation	13,446	12,332	43,124	40,077
Actual generation	12,007	11,089	39,534	40,095

Proportionate generation (GWh)
Long-term average generation	6,618	5,821	20,644	19,628
Actual generation	5,753	5,213	19,469	20,061
Average revenue ($ per MWh)	85	82	78	77

Selected financial information
Net loss attributable to Unitholders	$(162)	$(58)	$(184)	$(29)
Basic income (loss) per LP unit(1)	(0.44)	(0.18)	(0.58)	(0.17)
Consolidated Adjusted EBITDA(2)	611	649	2,045	2,197
Proportionate Adjusted EBITDA(2)	371	301	1,158	1,096
Funds From Operations(2)	157	133	606	590
Funds From Operations per Unit(2)(3)	0.38	0.34	1.52	1.52
Distribution per LP unit(1)	0.43	0.41	1.30	1.24
(1)For the three and nine months ended September 30, 2020, weighted average LP units totaled 181.7 million and 179.9 million, respectively (2019: 178.9 million and 178.9 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three and nine months ended September 30, 2020 were 416.4 million and 398.3 million, respectively (2019: 389.1 million and 389.0 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2020	December 31, 2019
Liquidity and Capital Resources
Available liquidity	$3,267	$2,695
Debt to capitalization – Corporate	18%	16%
Debt to capitalization – Consolidated	45%	40%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	83%	77%
Floating rate debt exposure on a proportionate basis(1)	5%	5%
Medium term notes
Average debt term to maturity	14 years	10 years
Average interest rate	3.9%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	10 years
Average interest rate	4.7%	5.1%
(1)Excludes 4% (2019: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

Operations
We delivered Funds From Operations of $157 million or $0.38 per Unit, which represents a 12% increase on a per Unit basis from the prior year driven by:
•Contributions from growth, predominately from the merger of TerraForm Power;
•Relatively higher realized prices in Canada, United States and Brazil on the back of inflation escalation and commercial contracting initiatives;
•Higher margins due to cost reduction initiatives;
•Partially offset by lower generation, primarily at our hydroelectric facilities in North America (12% below long-term average).
After deducting non-cash depreciation, net loss attributable to Unitholders for the three months ended September 30, 2020 was $162 million or $0.44 per LP unit, compared to a net loss of $58 million or $0.18 per LP unit in the prior year.
We continued to focus on extending our contract profile:
•In Colombia, secured 19 inflation-indexed contracts for 1,515 GWh/year, including individual contracts with up to seven years in duration
•In Brazil, entered into 6 inflation-indexed new contracts to deliver 431 GWh/year, including individual contracts with up to 15 years in duration
•Following the quarter, we agreed to supply 100% renewable energy to one of the first planned industrial-scale green hydrogen production plants in North America and over 90% of JPMorgan’s real estate operations in New York
Liquidity and Capital Resources
We remain well capitalized and backed by a resilient balance sheet:
•Liquidity position remains robust, with $3.3 billion of total available liquidity, no material debt maturities over the next five years and a strong investment grade balance sheet (BBB+)
•Capitalized on the low interest rate environment and sourced liquidity from diverse funding levers by executing on approximately $900 million of investment grade financings
◦Secured over $550 million of non-recourse financings during the quarter
◦Completed the issuance of approximately C$425 million, 30-year corporate green bonds, which extended our average corporate debt maturity to 14 years and reduced our annual interest costs by over $5 million
•So far this year, we generated almost $900 million of proceeds ($326 million net to Brookfield Renewable) from capital recycling initiatives
◦Completed the sale of the final project in our South African portfolio
◦Following the quarter, we also executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and 47 MW of operating wind assets in Ireland for total proceeds of over $400 million ($233 million net to Brookfield Renewable)
◦Announced a three to two unit and share split
Growth and Development
We completed the special distribution of exchangeable shares of BEPC. The holders of LP units of record as of July 27, 2020 received one (1) exchangeable share for every four (4) LP units held, or 0.25 exchangeable shares for each LP unit.
Following the special distribution of exchangeable shares, we completed the merger of TerraForm Power on an all-stock basis, other than the approximately 62% already owned by Brookfield Renewable and its affiliates. TerraForm Power stockholders received exchangeable shares or, at their election, LP units as consideration.
Together with our institutional partners, acquired a 1,200 MW shovel-ready solar development project in Brazil.
We announced our intention to launch an offer to privatize Polenergia, a scale renewable business in Europe, in partnership with the current majority shareholder, providing entry into the offshore wind sector in Europe through a 3,000 MW development pipeline.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

We acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million.
We funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest with TransAlta Corporation at the beginning of 2019. The convertible securities provide us with the option to convert into an interest in TransAlta’s 813 megawatt portfolio of high quality hydroelectric facilities in Alberta commencing in 2025 based on a multiple of 13 times the average annual EBITDA for the three years prior to conversion.
We completed, together with our institutional and joint venture partners, the commissioning of 33 MW of development projects.
We continued to progress our development pipeline:
•Continued to advance the construction of close to 2,700 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects. Projects are expected to be commissioned between 2020 and 2023 and generate annualized Funds From Operations of approximately $64 million.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
		as adjusted(1)		as adjusted(1)
Revenues	$867	$897	$2,858	$3,006
Direct operating costs	(281)	(303)	(917)	(937)
Management service costs	(65)	(36)	(151)	(91)
Interest expense	(233)	(236)	(733)	(746)
Depreciation	(369)	(318)	(1,030)	(924)
Income tax expense	27	15	(1)	(54)
Net loss attributable to Unitholders	$(162)	$(58)	$(184)	$(29)
	Average FX rates to USD
C$	1.33	1.32	1.35	1.33
	€0.86	0.90	0.89	0.89
R$	5.38	3.97	5.08	3.89
	£0.77	0.81	0.79	0.79
COP	3,730	3,339	3,703	3,239
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Variance Analysis For The Three Months Ended September 30, 2020
Revenues totaling $867 million represents a decrease of $30 million over the prior year. On a same store and constant currency basis, revenues decreased $27 million primarily due to below average hydrology conditions in North America compared to the prior year, partially offset by higher realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. Recently acquired and commissioned facilities contributed 401 GWh and $59 million to revenues which was partially offset by recently completed asset sales that reduced generation by 121 GWh and revenues by $15 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $47 million, which was partially offset by a $33 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $281 million represents a decrease of $22 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above, partially offset by additional costs from growth from our recently acquired and commissioned facilities.
Management service costs totaling $65 million represents an increase of $29 million over the prior year due to the growth of our business.
Interest expense totaling $233 million represents a decrease of $3 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Depreciation expense totaling $369 million represents an increase of $51 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss attributable to Unitholders totaled $162 million compared to $58 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

Variance Analysis For The Nine Months Ended September 30, 2020
Revenues totaling $2,858 million represents a decrease of $148 million over the prior year. On a same store, constant currency basis, revenues decreased by $121 million primarily due to below average hydrology conditions in Colombia and North America, partially offset by higher average realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. The benefit from growth in our portfolio, both through our recent investments and recently commissioned facilities contributed 868 GWh and $177 million which was partially offset by recently completed asset sales that reduced generation by 328 GWh and revenues by $51 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $153 million, which was partially offset by a $114 million favorable foreign exchange impact on our operating, interest and depreciation expense.
Direct operating costs totaling $917 million represents a decrease of $20 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above, partially offset by additional costs from growth from our recently acquired and commissioned facilities.
Management service costs totaling $151 million represents an increase of $60 million over the prior year due to the growth of our business.
Interest expense totaling $733 million represents a decrease of $13 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Depreciation expense totaling $1,030 million represents an increase of $106 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss attributable to Unitholders totaled $184 million compared to $29 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2020	December 31, 2019
		As adjusted(1)
Assets held for sale	$213	$352
Current assets	2,095	2,020
Equity-accounted investments	916	937
Property, plant and equipment	38,939	41,055
Total assets	44,123	46,196
Liabilities directly associated with assets held for sale	31	137
Corporate borrowings	2,419	2,100
Non-recourse borrowings	15,688	15,200
Deferred income tax liabilities	4,474	4,855
Total liabilities and equity	44,123	46,196
	FX rates to USD
C$	1.33	1.30
	€0.85	0.89
R$	5.64	4.03
	£0.77	0.75
COP	3,879	3,277
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $213 million as at September 30, 2020 compared to $352 million as at December 31, 2019. During the year, we completed the sale of a 39 MW solar facility in Thailand and a 33 MW solar facility in South Africa that were previously presented as held for sale. As at September 30, 2020, the Assets held for sale include 19 MW of solar assets in Malaysia and 47 MW of wind assets in Ireland.
Property, plant and equipment
Property, plant and equipment totaled $38.9 billion as at September 30, 2020 compared to $41.1 billion as at December 31, 2019. The $2.1 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar, which decreased property, plant and equipment by $2.2 billion and depreciation expense associated with property, plant and equipment of $1 billion. During the third quarter, we transferred $157 million of property, plant and equipment to assets held for sale relating to a 47 MW portfolio of wind assets in Ireland. The decrease was partially offset by the acquisition of 47 MW of operating solar assets in India, 278 MW of solar development projects in Brazil, and 100 MW of operating solar assets in Spain during the year and our continued investments in the development of power generating assets and our sustaining capital expenditures, which increased property, plant and equipment by $1 billion in aggregate. During the second quarter, we exercised our option to buy out the lease on our 192 MW hydroelectric facility in Louisiana and recognized a $247 million increase to the value of our corresponding property, plant and equipment.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. During the current period there were no draws on the this credit facility. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable during the nine months ended September 30, 2020 (2019: $600 million, which was fully repaid during the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three and nine months ended September 30, 2020, respectively (2019: $2 million and $5 million, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 19 – Related party transactions in the unaudited interim financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30, 2020:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$32	$101	$213	$469
Wind levelization agreement	—	—	—	1
	$32	$101	$213	$470
Direct operating costs
Energy purchases	$1	$(3)	$1	$(8)
Energy marketing fee	(1)	(6)	(2)	(18)
Insurance services(1)	(4)	(6)	(18)	(20)
	$(4)	$(15)	$(19)	$(46)
Interest expense
Borrowings	$—	$(2)	$(1)	$(7)
Contract balance accretion	(1)	—	(9)	(5)
	$(1)	$(2)	$(10)	$(12)
Management service costs	$(65)	$(36)	$(151)	$(91)
(1)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million (2019: less than $1 million)..

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2020, to the extent that LP unit distributions exceed $0.30 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.338 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $17 million and $48 million were declared during the three and nine months ended September 30, 2020, respectively (2019: $12 million and $37 million).
Preferred limited partners' equity
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2020, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2020, Brookfield Asset Management owns, directly and indirectly, 220,030,707 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 51.5% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and exchangeable shares) and the remaining approximately 48.5% is held by public investors.
During the second quarter of 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and did not receive any of the proceeds from the offering of LP units.
On July 30, 2020, Brookfield Renewable completed the “special distribution” whereby LP unitholders as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, Brookfield Renewable Partners L.P. received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable Partners L.P. received approximately 44.7 million exchangeable shares, which it subsequently distributed to its LP unitholders, including Brookfield, pursuant to the special distribution.
On July 31, 2020, following the special distribution, BEPC completed the acquisition of TerraForm Power acquisition, pursuant to which Brookfield Renewable and BEPC acquired all of the Class A common stock of TerraForm Power ("TERP common stock") held by the public in exchange for 4,034,469 LP units and 37,035,241 exchangeable shares.
During the three and nine months ended September 30, 2020, Brookfield Renewable issued 30,716 LP units and 100,352 LP units, respectively (2019: 38,997 LP units and 144,245 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $5 million, respectively (2019: $2 million and $5 million, respectively).
During the three months ended September 30, 2020, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares for $1 million LP units.
Subsequent to September 30, 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 49.6% is held by public investors.
In December 2019, Brookfield Renewable announced the renewal of its normal course issuer bid in connection with its LP units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP units, representing approximately 5% of the issued and outstanding LP units. The bid will expire on December 11, 2020, or

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the nine months ended September 30, 2020.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	2,151	2,277	2,441	2,443	$160	$161	$101	$95	$66	$55	$(17)	$1
Brazil	663	734	1,011	1,009	36	50	32	53	24	46	4	22
Colombia	792	721	843	853	49	56	32	34	23	24	15	19
	3,606	3,732	4,295	4,305	245	267	165	182	113	125	2	42
Wind
North America	832	579	1,008	713	57	46	45	32	24	16	(23)	(28)
Europe	209	185	217	198	27	21	19	15	13	10	(20)	(9)
Brazil	199	201	208	215	10	11	9	9	7	7	5	(1)
Asia	105	93	121	97	7	8	6	7	6	5	4	—
	1,345	1,058	1,554	1,223	101	86	79	63	50	38	(34)	(38)
Solar	666	279	769	293	120	56	104	49	76	36	6	12
Storage & Other	136	144	—	—	16	21	6	9	2	6	(4)	(1)
Corporate	—	—	—	—	—	—	17	(2)	(84)	(72)	(132)	(73)
Total	5,753	5,213	6,618	5,821	$482	$430	$371	$301	$157	$133	$(162)	$(58)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	4,295	4,305
Generation (GWh) – actual	3,606	3,732
Revenue	$245	$267
Other income	28	$19
Direct operating costs	(108)	(104)
Adjusted EBITDA	165	182
Interest expense	(49)	(52)
Current income taxes	(3)	(5)
Funds From Operations	$113	$125
Depreciation	(81)	(84)
Deferred taxes and other	(30)	1
Net income	$2	$42
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	1,587	1,807	$76	$71	$65	$69	$42	$40	$(15)	$(12)
Canada	564	470	71	68	36	26	24	15	(2)	13
	2,151	2,277	74	71	101	95	66	55	(17)	1
Brazil	663	734	59	68	32	53	24	46	4	22
Colombia	792	721	64	78	32	34	23	24	15	19
Total	3,606	3,732	$69	$72	$165	$182	$113	$125	$2	$42
(1)Includes realized foreign exchange hedge gains of approximately $5 million included in other income..
North America
Funds From Operations at our North American business were $66 million versus $55 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation, cost saving initiatives, and generation mix were partially offset by generation that was 12% below long-term average.
Net loss attributable to Unitholders was $17 million versus net income of $1 million in the prior year as the above noted increase to Funds From Operations was more than offset by lower unrealized gains on our revenue hedging activities.
Brazil
Funds From Operations at our Brazilian business were $24 million versus $46 million in the prior year. On a local currency basis, Funds From Operations increased slightly versus the prior year, excluding a one time benefit of $14 million in the prior year from a positive ruling reaffirming the historical generation of our facilities, as the benefit of cost saving initiatives and higher contract pricing due to inflation indexation and recontracting initiatives were partially offset by generation that was below long-term average. These benefits were more than offset by the weakening of the Brazilian Reais versus the U.S. dollar.
Net income attributable to Unitholders decreased $18 million over the prior year driven by the above noted decrease in Funds From Operations.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

Colombia
Funds From Operations at our Colombian business were $23 million versus $24 million in the prior year. On a local currency basis, Funds from Operations increased by 7% as we benefited from cost reduction initiatives and higher generation which were partially offset by lower average revenue per MWh as the benefit from inflation indexation and re-contracting initiatives was offset by more favorable market prices realized on our uncontracted volumes in the prior year due to lower system wide hydrology. The increase was offset by the weakening of the Colombian peso versus the U.S. dollar
Net income attributable to Unitholders decreased by $4 million over the prior year primarily due to the above noted decrease in Funds From Operations and lower unrealized gains on our interest rate hedging activities.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	1,554	1,223
Generation (GWh) – actual	1,345	1,058
Revenue	$101	$86
Other income	8	2
Direct operating costs	(30)	(25)
Adjusted EBITDA	79	63
Interest expense	(28)	(24)
Current income taxes	(1)	(1)
Funds From Operations	50	38
Depreciation	(77)	(56)
Deferred taxes and other	(7)	(20)
Net (loss) income	$(34)	$(38)
The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	660	404	$64	$77	$32	$21	$17	$10	$(10)	$(15)
Canada	172	175	94	87	13	11	7	6	(13)	(13)
	832	579	71	80	45	32	24	16	(23)	(28)
Europe	209	185	129	111	19	15	13	10	(20)	(9)
Brazil	199	201	52	55	9	9	7	7	5	(1)
Asia	105	93	82	85	6	7	6	5	4	—
Total	1,345	1,058	$78	$81	$79	$63	$50	$38	$(34)	$(38)
(1)Includes realized foreign exchange hedge gains of approximately $4 million included in other income.
North America
Funds From Operations at our North American business were $24 million versus $16 million in the prior year primarily due to our increased ownership in TerraForm Power ($5 million and 241 GWh). On a same store basis, the portfolio benefited from stronger resource and operating cost saving initiatives which were partially offset by lower average revenue per MWh due to generation mix.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

Net loss attributable to Unitholders decreased by $5 million as the above noted increase in Funds From Operations was partially offset by higher non-cash depreciation as a result of our increased ownership in TerraForm Power.
Europe
Funds From Operations at our European business were $13 million versus $10 million in the prior year due to our increased ownership in TerraForm Power partially offset by the sale of assets in Northern Ireland and Portugal ($5 million and 36 GWh). On a same store basis, Funds From Operations were lower than prior year as cost reduction initiatives were more than offset by lower resource.
Net loss attributable to Unitholders increased by $11 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation as a result of our increased ownership in TerraForm Power.
Brazil
Funds From Operations at our Brazilian business of $7 million was consistent with the prior year. On a local currency basis, Funds from Operations increased over the prior year due to inflation indexation of our contracts and cost saving initiatives. This increase was offset by the weakening of the Brazilian Reais versus the U.S. dollar.
Net income attributable to Unitholders was $5 million versus net loss of $1 million in the prior year due primarily to lower depreciation expense due to the weakening of the Brazilian Reais versus the U.S. dollar.
Asia
Funds From Operations at our Asian business were $6 million versus $5 million in the prior year due to the contribution from growth following the acquisition of 210 MW in India and 200 MW in China ($1 million and 21 GWh). On a same store basis, our assets continue to perform in line with expectations.
Net income attributable to Unitholders increased $4 million primarily due to the above noted increase in Funds From Operations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	769	293
Generation (GWh) – actual	666	279
Revenue	$120	$56
Other income	7	3
Direct operating costs	(23)	(10)
Adjusted EBITDA	104	49
Interest expense	(28)	(13)
Funds From Operations	$76	$36
Depreciation	(46)	(13)
Deferred taxes and other	(24)	(11)
Net (loss) income	$6	$12
Funds From Operations at our solar business were $76 million versus $36 million in the prior year due to the contribution from our increased ownership in TerraForm Power and other acquisitions, net of disposals of assets in South Africa and Thailand ($38 million and 430 GWh). On a same store basis, our assets continue to perform in line with expectations and consistent with prior year.
Net income attributable to Unitholders at our solar business decreased by $6 million as the above noted increase to Funds From Operations was more than offset primarily by non-cash depreciation as a result of our increased ownership in TerraForm Power.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – actual	136	144
Revenue	$16	$21
Other income	1	—
Direct operating costs	(11)	(12)
Adjusted EBITDA	6	9
Interest expense	(3)	(3)
Other	(1)	—
Funds From Operations	$2	$6
Depreciation	(5)	(6)
Deferred taxes and other	(1)	(1)
Net income	$(4)	$(1)
Funds From Operations at our storage & other businesses were $2 million versus $6 million in the prior year due to lower realized market prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net loss at our storage & other business increased by $3 million from the prior year due to the above noted decrease in Funds From Operations.
CORPORATE
The following table presents our results for corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Other income	$21	$4
Direct operating costs	(4)	(6)
Adjusted EBITDA	17	(2)
Management service costs	(59)	(31)
Interest expense	(21)	(21)
Current income taxes	(1)	—
Distributions on Preferred LP units and shares	(20)	(18)
Funds From Operations	$(84)	$(72)
Deferred taxes and other	(48)	(1)
Net loss	$(132)	$(73)
Management service costs totaling $59 million increased $28 million compared to the prior year due to the growth of our business.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	160	36	49	57	27	10	7	120	16	—	482	(16)	401	867
Other income	19	7	2	3	2	1	2	7	1	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(23)	(11)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	101	32	32	45	19	9	6	104	6	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(28)	(3)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	—	(1)	(1)	(6)	1	(8)	(13)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	66	24	23	24	13	7	6	76	2	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(46)	(5)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instruments gain (loss)	(25)	—	1	28	(1)	2	2	(27)	(1)	(12)	(33)	3	68	38
Deferred income tax recovery (expense)	20	—	(2)	7	3	—	—	1	—	10	39	1	—	40
Other	(18)	(4)	(2)	(28)	(17)	(1)	(2)	2	—	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	(17)	4	15	(23)	(20)	5	4	6	(4)	(132)	(162)	—	—	(162)
(1)Share of loss from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	161	50	56	46	21	11	8	56	21	—	430	(20)	487	897
Other income	2	17	—	—	2	—	—	3	—	4	28	—	10	38
Direct operating costs	(68)	(14)	(22)	(14)	(8)	(2)	(1)	(10)	(12)	(6)	(157)	8	(154)	(303)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	12	5	17
Adjusted EBITDA	95	53	34	32	15	9	7	49	9	(2)	301	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	(5)	(36)
Interest expense	(39)	(4)	(9)	(15)	(5)	(2)	(2)	(13)	(3)	(21)	(113)	1	(124)	(236)
Current income taxes	(1)	(3)	(1)	(1)	—	—	—	—	—	—	(6)	—	(4)	(10)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(1)	(5)	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	55	46	24	16	10	7	5	36	6	(72)	133	—	—
Depreciation	(57)	(22)	(5)	(41)	(10)	(4)	(1)	(13)	(6)	(1)	(160)	3	(161)	(318)
Foreign exchange and financial instruments gain (loss)	(3)	(2)	2	6	(10)	—	—	(4)	(1)	3	(9)	1	(16)	(24)
Deferred income tax recovery (expense)	25	1	(1)	(3)	2	—	—	—	—	1	25	—	—	25
Other	(19)	(1)	(1)	(6)	(1)	(4)	(4)	(7)	—	(4)	(47)	—	(11)	(58)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	188	188
Net income (loss) attributable to Unitholders(3)	1	22	19	(28)	(9)	(1)	—	12	(1)	(73)	(58)	—	—	(58)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $22 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended September 30:

	Three months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019
Net income attributable to:
Limited partners' equity	$(92)	$(39)
General partnership interest in a holding subsidiary held by Brookfield	15	11
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(67)	(30)
Class A shares of Brookfield Renewable Corporation	(18)	—
Net income attributable to Unitholders	$(162)	$(58)
Adjusted for proportionate share of:
Depreciation	210	160
Foreign exchange and financial instruments loss	33	9
Deferred income tax recovery	(39)	(25)
Other	115	47
Funds From Operations	$157	$133
Distributions attributable to:
Preferred limited partners' equity	14	12
Preferred equity	6	6
Current income taxes	6	6
Interest expense	129	113
Management service costs	59	31
Proportionate Adjusted EBITDA	371	301
Attributable to non-controlling interests	240	348
Consolidated Adjusted EBITDA	$611	$649

The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per unit, for the three months ended September 30:

	Three months ended September 30
	2020	2019
Basic loss per LP Unit(1)	$(0.44)	$(0.18)
Depreciation	0.50	0.42
Foreign exchange and financial instruments loss	0.08	0.02
Deferred income tax expense	(0.09)	(0.06)
Other	0.33	0.14
Funds From Operations per Unit(2)	$0.38	$0.34
(1)Average LP units outstanding for the three months ended September 30, 2020 were 181.7 million (2019: 178.9 million). Net (loss) income per LP unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Average Units, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three months ended September 30, 2020 were 416.4 million (2019: 389.1 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	2,025	7,496	5,617	4,500	4,500
Canada(1)	619	2,144	2,097	2,020	2,007
	2,644	9,640	7,714	6,520	6,507
Wind
North America
United States	1,060	3,877	3,869	3,840	3,343
Canada	394	1,358	1,358	1,358	1,358
	1,454	5,235	5,227	5,198	4,701
Europe	308	1,211	1,211	1,201	1,141
Asia	88	400	400	400	400
	1,850	6,846	6,838	6,799	6,242
Solar	518	2,730	2,721	2,715	2,705
Contracted on a proportionate basis	5,012	19,216	17,273	16,034	15,454
Uncontracted on a proportionate basis	418	3,511	5,454	6,693	7,273
	5,430	22,727	22,727	22,727	22,727
Contracted generation as a % of total generation on a proportionate basis	92%	85%	76%	71%	68%
Price per MWh – total generation on a proportionate basis	$80	$88	$92	$97	$99
(1)Includes generation of 606 GWh for 2020, 2,283 GWh for 2021 and 1,117 GWh for 2022 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 9 years in Brazil, 3 years in Colombia and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (42%), distribution companies (24%), industrial users (18%) and Brookfield (16%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Corporate credit facility(1)	$—	$299	$—	$299
Debt
Commercial paper(1)(2)	379	—	379	—
Medium term notes(3)	2,046	1,808	2,046	1,808
Non-recourse borrowings(4)	—	—	15,730	15,227
	2,046	1,808	17,776	17,035
Deferred income tax liabilities, net(5)	—	—	4,294	4,689
Equity
Non-controlling interest	—	—	8,758	11,086
Preferred equity	581	597	581	597
Preferred limited partners' equity	1,028	833	1,028	833
Unitholders equity	7,452	7,964	7,452	7,964
Total capitalization	$11,107	$11,202	$39,889	$42,204
Debt to total capitalization	18%	16%	45%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted average maturity of four years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings includes $79 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $42 million (2019: $27 million) of deferred financing fees, net of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2020	December 31, 2019
Brookfield Renewable's share of cash and cash equivalents	$288	$143
Investments in marketable securities	224	95
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,150
Draws on credit facilities	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(281)	(266)
Available portion of corporate credit facilities	2,269	1,985
Available portion of subsidiary credit facilities on a proportionate basis	486	472
Available group-wide liquidity	$3,267	$2,695
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2020			December 31, 2019
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	14	$2,046	4.1	10	$1,808
Credit facilities	N/A	4	—	2.9	5	299
Commercial paper(1)	0.4	<1	379	N/A	N/A	N/A
Proportionate non-recourse borrowings
Hydroelectric	5.5	9	3,804	5.6	10	3,727
Wind	4.2	11	2,709	4.5	10	1,742
Solar	4.1	13	3,238	4.7	10	1,470
Storage & other	5.4	4	225	5.5	5	235
	4.7	11	9,976	5.1	10	7,174
			12,401			9,281
Proportionate deferred financing fees, net of unamortized premiums			(32)			(46)
			12,369			9,235
Equity-accounted borrowings			(356)			(431)
Non-controlling interests			6,094			8,496
As per IFRS Statements			$18,107			$17,300
(1)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2020:

(MILLIONS)	Balance of 2020	2021	2022	2023	2024	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$—	$2,046	$2,046

Non-recourse borrowings
Credit facilities	3	5	13	109	73	—	203
Hydroelectric	—	—	220	368	78	2,132	2,798
Wind	—	—	—	164	—	733	897
Solar	—	18	—	278	—	690	986
Storage & other	—	59	—	—	—	152	211
	3	82	233	919	151	3,707	5,095
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	8	33	48	36	43	756	924
Wind	49	166	164	165	171	973	1,688
Solar	57	139	146	148	153	1,612	2,255
Storage & other	1	3	2	3	5	—	14
	115	341	360	352	372	3,341	4,881
Total	$118	$423	$593	$1,271	$523	$9,094	$12,022
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.15 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Cash flow provided by (used in):		As adjusted(1)		As adjusted(1)
Operating activities	$184	$370	$1,017	$1,305
Financing activities	(5)	376	(461)	(371)
Investing activities	(183)	(815)	(405)	(891)
Foreign exchange gain (loss) on cash	—	(9)	(10)	(9)
(Decrease) Increase in cash and cash equivalents	$(4)	$(78)	$141	$34
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Operating Activities
Cash flows provided by operating activities for the three and nine months ended September 30, 2020, net of working capital changes, totaled $321 million and $1,165 million, respectively, and $389 million and $1,315 million for the same periods in 2019, respectively, reflecting strong operating performance of our business during all periods.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Trade receivables and other current assets	$(100)	$(47)	$(19)	$—
Accounts payable and accrued liabilities	(32)	22	(76)	(14)
Other assets and liabilities	(5)	6	(53)	4
	$(137)	$(19)	$(148)	$(10)
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Financing Activities
Cash flows used in financing activities totaled $5 million and $461 million, respectively, for the three and nine months ended September 30, 2020, respectively, as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($313 million) thirty-year corporate green bonds and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which were used to fund the growth of our business as discussed below in our investing activities, were more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium term notes prior to maturity.
We increased our distributions to $1.74 per LP Unit post-split on an annualized basis, an increase of $0.09 or 5% per LP Unit, which took effect in the first quarter of 2020.
Distributions paid during the three and nine months ended September 30, 2020 to LP unitholders, Redeemable/Exchangeable unitholders, GP interest and exchangeable shareholders were $202 million and $567 million, respectively (2019: $171 million and $513 million, respectively). The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $107 million and $483 million, respectively (2019: $171 million and $663 million, respectively).
Investing Activities
Cash flows used in investing activities totaled $183 million and $405 million for the three and nine months ended September 30, 2020, respectively. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain and additional investments in financial assets and the development of power generation assets and sustaining capital expenditures totaling $94 million and $419 million in the three and nine months ended September 30, 2020 respectively.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

Investments were funded by proceeds from our capital recycling initiatives of $16 million and $121 million in the three months and nine months ended September 30, 2020 respectively and from our financing activities noted above.
Cash flows used in investing activities totaled $815 million and $891 million, respectively, for the three and nine months ended September 30, 2019. Our growth initiatives included the acquisitions of 210 MW of wind capacity in India, 200 MW of wind capacity in China, and 320 MW of distributed generation capacity in the United States totaling $787 million and $813 million for the three and nine months ended September 30, 2020 respectively. In addition, we invested $1 million and $176 million in the three months and nine months ended September 30, 2020, respectively, in financial assets and development of power generation assets and sustaining capital expenditures. This was partially offset by net proceeds received from capital recycling initiatives of $16 million and $98 million, respectively.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

	September 30, 2020	December 31, 2019
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	44,885,496	37,885,496
Issuance	8,000,000	7,000,000
Balance, end of period	52,885,496	44,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
BEPC Class A exchangeable shares	114,792,786	—
LP units
Balance, beginning of year	178,977,800	178,821,204
Issued pursuant to merger with TerraForm Power	4,034,469	—
Distribution reinvestment plan	100,352	176,596
Exchanged for BEPC class A exchangeable shares	85,164	—
Repurchase of LP units for cancellation	—	(20,000)
Balance, end of period	183,197,785	178,977,800
Total LP units on a fully-exchanged basis(3)	427,649,194	308,636,423
(1)Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Class A Preference Shares	$6	$6	$6	$7	$19	$19	$19	$20
Class A Preferred LP units	14	12	15	12	40	33	38	32
Participating non-controlling interests – in operating subsidiaries	86	154	86	154	426	613	426	613
GP interest and Incentive distributions	18	13	18	13	52	41	50	40
Redeemable/Exchangeable partnership units	51	66	56	66	193	201	198	198
Exchangeable shares	66	—	50	—	66	—	50	—
LP units	74	92	78	94	270	277	269	275

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2020, letters of credit issued amounted to $281 million (2019: $266 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters, as adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020:

	2020		2019				2018
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	13,446	15,527	14,151	13,850	12,332	14,252	13,493	13,485
Total Generation (GWh) – actual	12,007	13,264	14,264	12,465	11,089	14,881	14,125	14,445
Proportionate Generation (GWh) – LTA	6,618	7,309	6,717	6,561	5,821	7,109	6,698	6,602
Proportionate Generation (GWh) – actual	5,753	6,552	7,164	5,977	5,213	7,602	7,246	7,052
Revenues	$867	$942	$1,049	$965	$897	$1,051	$1,058	$1,011
Net income (loss) attributable to Unitholders(1)	(162)	(22)	1	(74)	(58)	21	8	129
Basic and diluted earnings (loss) per LP unit(1)	(0.44)	(0.10)	(0.04)	(0.23)	(0.18)	0.02	(0.01)	0.30
Consolidated Adjusted EBITDA	611	677	757	727	649	770	777	733
Proportionate Adjusted EBITDA	371	396	391	348	301	400	395	371
Funds From Operations	157	232	217	171	133	230	227	206
Funds From Operations per Unit(1)	0.38	0.60	0.56	0.44	0.34	0.59	0.58	0.53
Distribution per LP Unit(1)	0.434	0.434	0.434	0.412	0.412	0.412	0.412	0.392
(1)Adjusted to reflect the dilutive impact of the special distribution.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	9,349	10,260	9,254	9,326	$642	$700	$472	$501	$367	$375	$68	$146
Brazil	2,814	2,347	2,997	2,520	136	173	114	144	94	119	37	55
Colombia	2,033	2,890	2,511	2,987	154	174	93	107	67	75	47	56
	14,196	15,497	14,762	14,833	932	1,047	679	752	528	569	152	257
Wind
North America	2,428	2,190	2,890	2,622	173	167	138	120	85	67	(40)	(59)
Europe	570	663	645	729	64	71	45	50	34	38	(40)	(18)
Brazil	409	454	502	475	21	27	18	20	13	14	1	3
Asia	305	184	339	186	20	13	17	10	13	8	5	2
	3,712	3,491	4,376	4,012	278	278	218	200	145	127	(74)	(72)
Solar	1,282	765	1,506	783	230	145	199	123	133	83	2	11
Storage & Other	279	308	—	—	53	66	26	30	17	20	(5)	2
Corporate	—	—	—	—	—	—	36	(9)	(217)	(209)	(259)	(227)
Total	19,469	20,061	20,644	19,628	$1,493	$1,536	$1,158	$1,096	$606	$590	$(184)	$(29)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	230	53	—	1,493	(54)	1,419	2,858
Other income	40	16	10	7	5	2	4	19	2	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(50)	(29)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	31	22	53
Adjusted EBITDA	472	114	93	138	45	18	17	199	26	36	1,158	—	887
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(16)	(22)	(53)	(11)	(4)	(4)	(64)	(8)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(4)	(4)	—	—	(1)	—	(2)	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	367	94	67	85	34	13	13	133	17	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(6)	(89)	(15)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	—	(40)	(5)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	1	—	25	30	(2)	—	28
Other	(81)	(13)	1	(31)	(24)	(3)	(3)	(3)	(2)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	68	37	47	(40)	(40)	1	5	2	(5)	(259)	(184)	—	—	(184)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	700	173	174	167	71	27	13	145	66	—	1,536	(60)	1,530	3,006
Other income	11	20	—	2	3	—	—	5	—	8	49	—	28	77
Direct operating costs	(210)	(49)	(67)	(49)	(24)	(7)	(3)	(27)	(36)	(17)	(489)	26	(474)	(937)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	34	17	51
Adjusted EBITDA	501	144	107	120	50	20	10	123	30	(9)	1,096	—	1,101
Management service costs	—	—	—	—	—	—	—	—	—	(78)	(78)	—	(13)	(91)
Interest expense	(119)	(16)	(25)	(51)	(12)	(5)	(2)	(40)	(10)	(70)	(350)	10	(406)	(746)
Current income taxes	(7)	(9)	(7)	(2)	—	(1)	—	—	—	—	(26)	—	(24)	(50)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(10)	(9)	(19)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(649)	(649)
Funds From Operations	375	119	75	67	38	14	8	83	20	(209)	590	—	—
Depreciation	(168)	(66)	(15)	(118)	(34)	(12)	(2)	(43)	(17)	(2)	(477)	10	(457)	(924)
Foreign exchange and financial instrument gain (loss)	—	1	1	—	(19)	—	—	(1)	(1)	(25)	(44)	1	(32)	(75)
Deferred income tax expense	(15)	3	(5)	1	2	—	(2)	1	—	22	7	—	(11)	(4)
Other	(46)	(2)	—	(9)	(5)	1	(2)	(29)	—	(13)	(105)	—	(2)	(107)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	502	502
Net income (loss) attributable to Unitholders(33)	146	55	56	(59)	(18)	3	2	11	2	(227)	(29)	—	—	(29)
(1)Share of earnings from equity-accounted investments of $21 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $147 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the nine months ended September 30:

	Nine months ended September 30
(MILLIONS)	2020	2019
Net loss attributable to:
Limited partners' equity	$(123)	$(37)
General partnership interest in a holding subsidiary held by Brookfield	46	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(89)	(28)
Class A exchangeable shares of Brookfield Renewable Corporation	(18)	—
Net (loss) income attributable to Unitholders	$(184)	$(29)
Adjusted for proportionate share of:
Depreciation	540	477
Foreign exchange and financial instruments loss	68	44
Deferred income tax recovery	(30)	(7)
Other	212	105
Funds From Operations	$606	$590
Distributions attributable to:
Preferred limited partners' equity	40	33
Preferred equity	19	19
Current income taxes	14	26
Interest expense	347	350
Management service costs	132	78
Proportionate Adjusted EBITDA	1,158	1,096
Attributable to non-controlling interests	887	1,101
Consolidated Adjusted EBITDA	$2,045	$2,197

The following table reconciles the per-unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per unit, for the nine months ended September 30:

	Nine months ended September 30
	2020	2019
Net loss per LP unit(1)	$(0.58)	$(0.17)
Depreciation	1.36	1.23
Foreign exchange and financial instruments loss	0.17	0.11
Deferred income tax recovery	(0.08)	(0.02)
Other	0.65	0.37
Funds From Operations per Unitholder(2)	$1.52	$1.52
(1)Average LP units outstanding for the nine months ended September 30, 2020 were 179.9 million (2019: 178.9 million). Net loss per LP unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Average Units, adjusted for the special distribution as if it had been completed prior to the periods presented, for the nine months ended September 30, 2020 were 398.3 million (2019: 389.0 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2019 Annual Report and the additional risk factors as identified below. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
Additional risk factors other than as described in the "Risk Factors" section of our 2019 Annual Report are as follows:
Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, the Brookfield Renewable group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Brookfield Renewable group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, the Brookfield Renewable group may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.
To date, the Brookfield Renewable group has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Brookfield Renewable group or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on the Brookfield Renewable group’s assets, liabilities, business, financial condition, results of operations and cash flow.
Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.  We have a robust balance sheet with strong investment grade rating, approximately $3.3 billion of available liquidity and no material maturities over the next five years.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on Brookfield Renewable in 2020.
FUTURE CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our company.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which are targeted for commercial operations in early 2023. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 49.6% is held by public investors.
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States for total proceeds of $264 million ($178 million net to Brookfield Renewable).
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 47 MW wind portfolio in Ireland ("Irish wind portfolio") for proceeds of $140 million ($55 million net to Brookfield Renewable).
Subsequent to quarter-end, we, alongside institutional partners, acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the purchase of its lease on its 192 MW hydroelectric facility in Louisiana.
Subsequent to quarter-end, we, alongside institutional partners, funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest with TransAlta Corporation at the beginning of 2019
Subsequent to quarter-end, we announced a three-for-two split of Brookfield Renewable’s outstanding LP units and of BEPC’s outstanding shares.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) exchangeable shares of BEPC, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of exchangeable shares, and Brookfield, as holder of exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, on a fully exchanged basis, Brookfield owns an approximate 51.5% LP unit interest and all general partnership interests in Brookfield Renewable, representing a 0.01% economic interest, while the remaining approximately 48.5% LP unit interest is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies – Common control transactions in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount,

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’ reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the announcement of a three-for-two unit/stock split of BEP and BEPC’s respective units and Shares, including the expected record and payment dates in respect thereof, the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed tender offer to privatize Polenergia, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

identify sufficient investment opportunities and complete transactions, including the proposed tender offer to privatize Polenergia; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP units, preferred limited partnership units or securities exchangeable for LP units, including BEPC’s Shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the BEP units; and the redemption of exchangeable shares by BEPC at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein and that are described in the BEP’s and BEPC's registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s Shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of BEPC's Shares.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.

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